UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Arcade Acquisition Corp.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(such shares being part of Units)

(Title of Class of Securities)

038798203 (Units) (CUSIP Number)

June 4, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 038798203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

QVT Financial LP 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

0
6. Shared Voting Power

475,500
7. Sole Dispositive Power

0
8. Shared Dispositive Power

475,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

475,500
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

5.07%
12.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 038798203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

QVT Financial GP LLC 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

0
6. Shared Voting Power

475,500
7. Sole Dispositive Power

0
8. Shared Dispositive Power

475,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

475,500
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

5.07%
12.	Type of Reporting Person (See Instructions)

OO

Item 1	(a).	Name of Issuer

Arcade Acquisition Corp. (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices

The address of the Issuer’s principal executive offices is:

c/o Arcade Partners, LLC, 62 La Salle Road, Suite 304, West Hartford, Connecticut 06107, United States

Item 2	(a).	Name of Person Filing

Item 2	(b).	Address of Principal Business Office or, if none, Residence

Item 2	(c).	Citizenship

QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036 Delaware Limited Partnership

QVT Financial GP LLC 1177 Avenue of the Americas, 9th Floor New York, New York 10036 Delaware Limited Liability Company

Item 2	(d).	Title of Class of Securities

Common stock, $0.0001 par value per share (the “Common Stock”) and the related Units (defined below).

Item 2	(e).	CUSIP Number

The CUSIP number of the Units, of which the Common Stock is a constituent part, is 038798203.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a) Amount beneficially owned:

As part of its initial public offering, the Issuer issued units (the “Units”) consisting of shares of Common Stock and warrants (the “Warrants”). Each Unit consists of one share of Common Stock and one Warrant, and each Warrant entitles the holder to purchase one share of Common Stock at a price of $6.00.

QVT Financial LP (“QVT Financial”) is the investment manager for QVT Fund LP (the “Fund”) and for a separate discretionary account managed for Deutsche Bank AG (the “Separate Account”). As a result of the acquisition of Units, the Fund beneficially owns 420,157 shares of Common Stock and the Separate Account holds 55,343 shares of Common Stock. QVT Financial has the power to direct the vote and disposition of the Common Stock held by the Fund and the Separate Account. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 475,500 shares of Common Stock, consisting of the shares owned by the Fund and the shares held in the Separate Account.

The Fund and the Separate Account own Warrants that are not exercisable until the later of the Issuer’s completion of a business combination and May 21, 2008. As of the date of this filing, there has been no report of the completion of a business combination.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial.

Each of QVT Financial and QVT Financial GP LLC disclaim beneficial ownership of the shares of Common Stock owned by the Fund and the Separate Account.

The percentage disclosed in row 11 of the cover page for each reporting person is calculated based upon 9,375,000 shares of Common Stock outstanding, which is the total number of shares issued and outstanding as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on May 21, 2007 and the Issuer’s Current Report on Form 8-K filed on May 31, 2007.

In a Current Report on Form 8-K filed on June 7, 2007, the Issuer announced that on that date the underwriters of its initial public offering exercised their over-allotment option to purchase 1,125,000 units. As a result of such transaction, the total number of shares of Common Stock issued and outstanding as of the date of this report is 10,500,000. Using such number to calculate the applicable percentage, each reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

(b) Percent of class:

See Item 11 of the Cover Pages to this Schedule 13G.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

See item (a) above.

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

See item (a) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.....☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2007

QVT FINANCIAL LP

By QVT Financial GP LLC, its General Partner

By:	/s/ Tracy Fu
Name:	Tracy Fu
Title:	Managing Member

By:	/s/ Lars Bader
Name:	Lars Bader
Title:	Managing Member

QVT FINANCIAL GP LLC

By:	/s/ Tracy Fu
Name:	Tracy Fu
Title:	Managing Member

By:	/s/ Lars Bader
Name:	Lars Bader
Title:	Managing Member

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G signed by each of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: June 13, 2007

QVT FINANCIAL LP

By QVT Financial GP LLC, its General Partner

By:	/s/ Tracy Fu
Name:	Tracy Fu
Title:	Managing Member

By:	/s/ Lars Bader
Name:	Lars Bader
Title:	Managing Member

QVT FINANCIAL GP LLC

By:	/s/ Tracy Fu
Name:	Tracy Fu
Title:	Managing Member

By:	/s/ Lars Bader
Name:	Lars Bader
Title:	Managing Member